REVISED 4-17-24

24001299

...COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-621

ANNUAL REPORTS
FORM X-17A-5
PART III /A

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sovereign Legacy Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAY 01 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Gray Fox Run
(No. and Street)

Pinehurst	NC	28374
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline M Westbrook	910-692-8271	jwestbrookslegacy@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacqueline M Westbrook, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sovereign Legacy Securities, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

ANDREA STEWART NOTARY PUBLIC MOORE COUNTY, NC MY COMMISSION EXPIRES SEPTEMBER 16, 2026

[signature]
Notary Public 4/11/2024

SEC Mail Processing
MAY 01 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS

with the

INDEPENDENT AUDITORS' REPORT

AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2023

SOVEREIGN LEGACY SECURITIES, INC.

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholders
Sovereign Legacy Securities, Inc.
Pinehurst, NC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc., as of December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sovereign Legacy Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sovereign Legacy Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 12 has been subjected to audit procedures performed in conjunction with the audit of Sovereign Legacy Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sovereign Legacy Securities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Sovereign Legacy Securities Inc's auditor since 2021.

Norwell, Massachusetts

April 15, 2024

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Current Assets:		
Cash & cash equivalents	$	40,892
Commission receivable		11,687
Prepaid asset		2,248
Total Current Assets		54,827
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	$	54,827

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Payroll taxes	$	12,386
Commissions & Accts payable		9,625
Total Current Liabilities		**22,011**
Stockholders' Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		118,811
Accumulated Deficit		(86,195)
Total Stockholders' Equity		32,816
Total Liabilities and Stockholders' Equity	$	54,827

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2023

COMMISSION REVENUE	$	70,170
REVENUE FROM VARIABLE CONTRACTS & INT		52,652
TOTAL REVENUE		**122,822**
EXPENSES		
Officers' salary		62,003
Professional Services		9,484
Commission		43,862
Payroll taxes		4,718
Taxes and licenses		517
Miscellaneous expense		2,023
Regulatory expense		5,305
Total Expenses		127,912
OPERATING LOSS		**(5,090)**
Other income (expense)		-0-
Interest		
TOTAL OTHER INCOME (EXPENSE)		
NET INCOME(LOSS) BEFORE INCOME TAXES		**(5,090)**
Provision for income taxes		-0-
NET INCOME (LOSS) AFTER INCOME TAXES		**(5,090)**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2023

CHANGES IN STOCKHOLDERS' EQUITY

Beginning Stockholders' Equity		**37,906**
Capital Contributions		-0-
Net Loss	(5,090)	
Ending Stockholders' Equity	$	32,816

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(5,090)
Adjustments to reconcile net loss to net		
Cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease (Increase) Decrease in receivable & prepaid		7,409
Increase (Decrease) current liabilities		3,121
Net cash provided by operating activities		5,440
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		
Net cash from financing activities		
NET INCREASE (DECREASE) IN CASH		
Cash and cash equivalents at beginning of year		35,452
Cash and cash equivalents at end of year		40,892
Supplemental Disclosures		
Cash paid during the year for:		
Interest expense		-0-
Income taxes		-0-

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of operations

Sovereign Legacy Securities, Inc. (the Company) is a corporation organized under the laws of the state of New York on March 31, 1954. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered in a number of states where it maintains customer accounts.
The Company generates its revenues by placing securities transactions for individual investors. The Company is a non-carrying, non-clearing broker-dealer whose primary business is the sale of mutual funds and variable annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and recording keeping policies established by those agencies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes. There has not been a recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years ending after December 31, 2018. There is a net operating loss carryforward of $7,547 reported from the year ending 2018, accordingly, there is no current tax expense in 2023.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, Accounting for Uncertainty in Income Taxes. FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2019 to 2023 are subject to review by the Internal Revenue Service.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

For purpose of relating to the Statement of Cash Flows, the Company has defined Cash and cash equivalents to include all monies in banks and highly liquid instruments with maturity dates of less than three months.

Concentrations of Credit Risk Arising from Cash Deposits

The company maintains amounts in bank deposits accounts that have not exceeded federally insured limits.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer.

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below. The Company applied Topic 606 using the cumulative effect method - i.e., by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1,2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. On December 31,2023, the Company maintains that no liabilities existed nor were there any circumstances whereby significant judgment was needed to determine the timing and measure of progress appropriate for revenue recognition.

Commission revenue and variable contracts is recognized on a trade date when the performance obligation is satisfied. The Company records commission revenue and related commission expense on a trade day basis. In management's opinion, substantially all revenue is earned at a point in time. Interest income is earned over time.

NOTE 2 - BROKER DEALER UNDER SEC RULE 15c3-1 PARAGRAPH (a)(2)(v)

The Company is registered with the SEC as a broker-dealer. The Company operates under paragraph (a)(2)(v) of Rule 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The Company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for or owe money or securities to customers. No customer funds were received in the current year.

NOTE 3 - NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2023, the company had net capital of $30,568. This amount exceeded the required net capital by $5,568. The company's ratio which is less than the 15:1 maximum ratio requirement of aggregate indebtedness to net capital was 72.01 for the year ended December 31, 2023.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each pf the company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2023 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 40,892			$ 40,892
Level 1- Marketable Equity Securities				
Total- Level 1	**$ 40,892**	**$**	**$**	**$ 40,892**

The company had no transfers into or out of Level 1 fair value instruments during 2023, nor did it hold any Level 2 or Level 3 financial instruments during 2023.

NOTE 5 - LEASING ARRANGEMENTS

The company no longer has a lease commitment for office facilities. The registered individuals at the firm work from their home office, with no fees charged.

NOTE 6 - UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired, or a liability had been incurred through the date of issuance of the audit.

In the normal course of business activities, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the company's statement of financial condition. The company is not under any current examination as of audit issuance date and there are no actions to disclose.

NOTE 7 - SUBSEQUENT EVENTS

These financial statements considered subsequent events through the date April 15, 2024 the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2023

TOTAL STOCKHOLDERS' EQUITY	$	32,816
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(2,248)
TENTATIVE NET CAPITAL		30,568
Haircut on securities		-0-
NET CAPITAL	$	30,568
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		22,011
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		72.01%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		5,568
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2023		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		30,568
Audit adjustment for accrued and other expenses		
NET CAPITAL PER ABOVE	$	30,568

There are no material differences between the above net capital computation and the corresponding computation included in the Company's Form X-17 A-5 Part IIA Filing.

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
December 31, 2023

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
EXEMPTION REPORT
For the Year Ended December 31, 2023

Sovereign Legacy Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240 15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1 through December 31, 2023, without exception.

I, Jacqueline M. Westbrook swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sovereign Legacy Securities, Inc.

Jacqueline M. Westbrook, President

Date: 4-15-2024

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholders
Sovereign Legacy Securities, Inc.
Pinehurst, NC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Sovereign Legacy Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sovereign Legacy Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Sovereign Legacy Securities, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Sovereign Legacy Security Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Sovereign Legacy Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Sovereign Legacy Securities, Inc.'s auditor since 2021.

Norwell, Massachusetts

April 15, 2024